UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

The following unaudited consolidating information should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission (referred to as the SEC) on May 16, 2016 (referred to as the Form 20-F), with the audited consolidated financial statements of PEMEX included in Item 18 of the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in the report on Form 6-K of Petróleos Mexicanos as furnished to the SEC on September 13, 2016. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (referred to collectively as the Subsidiary Entities), and the Subsidiary Companies listed in Note 4 to the 2015 audited consolidated financial statements included in the Form 20-F (referred to as the Subsidiary Companies). Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 25, 2016, relating to its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue. Figures in this report are stated in thousands, except as noted.

SUBSIDIARY GUARANTOR INFORMATION

The following unaudited consolidating information presents unaudited condensed consolidating statements of financial position at June 30, 2016 and December 31, 2015 and unaudited condensed consolidating statements of comprehensive income and cash flows for the six-month periods ended June 30, 2016 and 2015, of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These unaudited condensed consolidating statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene and Pemex Fertilizers are 100%-owned subsidiaries of Petróleos Mexicanos. Pemex Ethylene, Pemex Fertilizers, Pemex Finance, Ltd. and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”). The guaranties by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full and unconditional and joint and several.

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of June 30, 2016, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
5.75% Guaranteed Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,483,988
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	160,245
8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	106,507
9 1⁄4% Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	107,109
9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	219,217

The following table sets forth, as of June 30, 2016, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)
8.00% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,999,369
9 1⁄4% Global Guaranteed Bonds due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	9,296
9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	102,149
3.500% Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	999,590
Floating Rate Notes due 2018	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	498,570
6.000% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	995,364
5.50% Notes due 2021	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,961,947
3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,099,730
4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,499,136
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	998,500

6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	3,000,000
4.875% Bonds 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,097,055
5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	4,249,855
3.125% Notes due 2019	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	497,278
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,999,980
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,454,967
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	997,333
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,486,725
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,861

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of June 30, 2016 and as of the date of this report, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF FINANCIAL POSITION

As of June 30, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	112,531,684	Ps.	6,646,666	Ps.	67,132,680	Ps.	—	Ps.	186,311,030
Accounts receivable and other, net, and derivative financial instruments		9,880,032		102,947,274		54,026,809		—		166,854,115
Accounts receivable—inter-company		349,697,902		1,416,980,186		161,544,268		(1,928,222,356)		—
Inventories		443,039		33,233,892		15,307,010		—		48,983,941
Held-for-sale non-financial assets		—		39,879,185		—		—		39,879,185

Total current assets		472,552,657		1,599,687,203		298,010,767		(1,928,222,356)		442,028,271

Available-for-sale financial assets		—		—		5,164,605		—		5,164,605
Long-term receivables—intercompany		1,498,731,079		302		6,289,348		(1,505,020,729)		—
Permanent investments in associates		(366,540,009)		8,389,715		16,475,998		366,553,023		24,878,727
Wells, pipelines, properties, plant and equipment-net		11,334,101		1,378,383,415		65,334,698		—		1,455,052,214
Deferred taxes		52,971,924		888,366		521,775		—		54,382,065
Restricted cash		—		8,806,187		1,067,197		—		9,873,384
Intangible assets		—		4,626,674		—		—		4,626,674
Other assets		51,780,736		2,725,126		5,021,361		—		59,527,223

Total assets	Ps.	1,720,830,488	Ps.	3,003,506,988	Ps.	397,885,749	Ps.	(3,066,690,062)	Ps.	2,055,533,163

Liabilities
Current liabilities
Current portion of long-term debt	Ps.	238,323,716	Ps.	6,464,201	Ps.	16,661,768	Ps.	—	Ps.	261,449,685
Accounts payable—inter-company		1,106,386,929		647,359,738		166,050,113		(1,919,796,780)		—
Other current liabilities		26,948,020		209,916,388		33,439,155		—		270,303,563

Total current liabilities		1,371,658,665		863,740,327		216,151,036		(1,919,796,780)		531,753,248

Long-term debt		1,495,818,076		32,272,308		30,125,513		—		1,558,215,897
Long-term payables—inter-company		—		1,505,483,715		7,962,588		(1,513,446,303)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		295,894,022		1,095,047,324		16,822,757		—		1,407,764,103

Total liabilities		3,163,370,763		3,496,543,674		271,061,894		(3,433,243,083)		3,497,733,248
Equity (deficit), net		(1,442,540,275)		(493,036,686)		126,823,855		366,553,021		(1,442,200,085)

Total liabilities and equity	Ps.	1,720,830,488	Ps.	3,003,506,988	Ps.	397,885,749	Ps.	(3,066,690,062)	Ps.	2,055,533,163

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	58,461,012	Ps.	6,630,670	Ps.	44,277,198	Ps.	—	Ps.	109,368,880
Accounts receivable and other, net, and derivative financial instruments		37,238,854		(34,341,755)		77,949,828		—		80,846,927
Accounts receivable—inter-company		125,742,649		900,153,311		137,229,202		(1,163,125,162)		—
Inventories		530,271		31,959,005		11,281,652		—		43,770,928
Held-for-sale non-financial assets		—		33,213,762		—		—		33,213,762

Total current assets		221,972,786		937,614,993		270,737,880		(1,163,125,162)		267,200,497

Available-for-sale financial assets		—		—		3,944,696		—		3,944,696
Long-term receivables—inter-company		1,274,568,094		313		6,061,687		(1,280,630,094)		—
Permanent investments in associates		(246,924,369)		7,607,632		16,544,953		246,937,383		24,165,599
Wells, pipelines, properties, plant and equipment-net		11,810,768		1,280,347,602		52,325,261		—		1,344,483,631
Deferred taxes		52,242,786		2,168,657		488,941		—		54,900,384
Restricted cash		—		8,010,298		1,236,474		—		9,246,772
Intangible assets		—		14,304,961		—		—		14,304,961
Other assets		51,559,054		2,528,699		3,319,906		—		57,407,660

Total assets	Ps.	1,365,229,120	Ps.	2,252,583,155	Ps.	354,659,798	Ps.	(2,196,817,873)	Ps.	1,775,654,200

Liabilities
Current liabilities
Current portion of long-term debt	Ps.	183,985,562	Ps.	5,933,027	Ps.	2,590,079	Ps.	—	Ps.	192,508,668
Accounts payable—inter-company		915,533,239		162,455,837		76,784,232		(1,154,773,308)		—
Other current liabilities		35,189,773		195,646,938		20,062,342		—		250,899,053

		1,134,708,574		364,035,802		99,436,653		(1,154,773,308)		443,407,721

Total current liabilities
Long-term debt		1,271,921,360		11,589,261		17,362,546		—		1,300,873,167
Long-term payables—inter-company		—		1,281,683,849		7,298,100		(1,288,981,949)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		290,528,362		944,461,253		128,059,595		—		1,363,049,210

Total liabilities		2,697,158,296		2,601,770,165		252,156,894		(2,443,755,257)		3,107,330,098
Equity (deficit), net		(1,331,929,176)		(349,187,010)		102,502,904		246,937,384		(1,331,675,898)

Total liabilities and equity	Ps.	1,365,229,120	Ps.	2,252,583,155	Ps.	354,659,798	Ps.	(2,196,817,873)	Ps.	1,775,654,200

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF COMPREHENSIVE INCOME

For the period ended June 30, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated

Net sales	Ps.	—	Ps.	623,380,847	Ps.	347,794,499	Ps.	(497,557,248)	Ps.	473,618,098
Services income		30,858,071		34,460,090		4,053,087		(62,290,831)		7,080,417

Total sales revenues		30,858,071		657,840,937		351,847,586		(559,848,079)		480,698,515
Impairment of wells, pipelines, properties, plant and equipment		—		(97,747,868)		(1,276,509)		—		(99,024,377)
Cost of sales		705,959		567,509,146		334,205,462		(546,467,395)		355,953,172

Gross income		30,152,112		188,079,659		18,918,633		(13,380,684)		223,769,720

Other (expenses) revenues, net		(273,433)		4,712,844		5,708,694		(10,453,094)		(304,989)

General expenses:
Transportation, distribution and sale expenses		—		14,001,091		663,988		(1,441,788)		13,223,291
Administrative expenses		26,510,012		48,980,780		2,345,483		(22,779,606)		55,056,669

Total general expenses		26,510,012		62,981,871		3,009,471		(24,221,394)		68,279,960

Operating income		3,368,667		129,810,632		21,617,856		387,616		155,184,771

Financing income		53,522,852		25,018,777		1,637,874		(75,950,034)		4,229,469
Financing cost		(65,718,557)		(51,265,372)		(1,753,979)		75,591,302		(43,146,606)
Derivative financial instruments (cost) income, net		(807,658)		2,325		(1,190,046)		—		(1,995,379)
Exchange loss, net		(10,420,423)		(114,723,301)		(815,214)		—		(125,958,938)
(Loss) profit sharing in associates		(126,239,104)		435,499		(1,146,662)		126,239,105		(711,162)

(Loss) income before taxes, duties and other		(146,294,223)		(10,721,440)		18,349,829		126,267,989		(12,397,845)
Total taxes, duties and other		(729,138)		129,878,686		3,931,280		—		133,080,828

Net (loss) income for the period		(145,565,085)		(140,600,126)		14,418,549		126,267,989		(145,478,673)
Total other comprehensive result		—		—		8,454,486		—		8,454,486

Total comprehensive result for the period	Ps.	(145,565,085)	Ps.	(140,600,126)	Ps.	22,873,035	Ps.	126,267,989	Ps.	(137,024,187)

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF COMPREHENSIVE INCOME

For the period ended June 30, 2015

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated

Net sales	Ps.	9,361	Ps.	758,145,921	Ps.	412,068,386	Ps.	(588,746,063)	Ps.	581,477,605
Services income		32,560,007		3,477,816		3,891,684		(33,044,231)		6,885,276

Total sales revenues		32,569,368		761,623,737		415,960,070		(621,790,294)		588,362,881
Impairment of wells, pipelines, properties, plant and equipment		—		(3,013,120)		—		—		(3,013,120)
Cost of sales		1,421,698		609,459,452		400,046,493		(594,836,945)		416,090,698

Gross income		31,147,670		155,177,405		15,913,577		(26,953,349)		175,285,303

Other (expenses) revenues, net		118,587		1,619,609		1,071,505		(492,850)		2,316,851

General expenses:
Transportation, distribution and sale expenses		—		18,875,202		887,371		(2,011,730)		17,750,843
Administrative expenses		28,970,554		44,857,383		9,098,306		(25,433,676)		57,492,567

Total general expenses		28,970,554		63,732,585		9,985,677		(27,445,406)		75,243,410

Operating income		2,295,703		93,064,429		6,999,405		(793)		102,358,744

Financing income		53,553,328		9,349,829		1,831,256		(61,677,747)		3,056,666
Financing cost		(41,417,219)		(49,671,799)		(1,587,335)		61,685,306		(30,991,047)
Derivative financial instruments (cost) income, net		(13,490,338)		2,670		(1,379,374)		—		(14,867,042)
Exchange loss, net		(5,212,844)		(39,978,461)		(152,651)		—		(45,343,956)
(Loss) profit sharing in associates		(180,346,420)		(82,034)		1,289,477		180,346,421		1,207,444

(Loss) income before taxes, duties and other		(184,617,790)		12,684,634		7,000,778		180,353,187		15,420,809
Total taxes, duties and other		439,577		196,146,321		4,011,267		—		200,597,165

Net (loss) income for the period		(185,057,367)		(183,461,687)		2,989,511		180,353,187		(185,176,356)
Total other comprehensive result		—		—		4,454,357		—		4,454,357

Total comprehensive result for the period	Ps.	(185,057,367)	Ps.	(183,461,687)	Ps.	7,443,868	Ps.	180,353,187	Ps.	(180,721,999)

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF CASH FLOWS

For the period ended June 30, 2016

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated

Operating activities:
Net (loss) income for the year	Ps.	(145,565,083)	Ps.	(140,600,126)	Ps.	14,361,022	Ps.	126,325,514	Ps.	(145,478,673)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		422,536		62,147,164		1,350,886		—		63,920,586
Impairment of wells, pipelines, properties, plant and equipment		—		(97,747,868)		(1,276,509)		—		(99,024,377)
Unsuccessful wells		—		11,260,426		—		—		11,260,426
Disposal of wells, pipelines, properties, plant and equipment		318,675		746,951		519,730		—		1,585,356
Profit (loss) sharing in associates		126,239,104		(435,500)		1,146,662		(126,239,104)		711,162
(Gains) from business aquisition		—		—		(5,578,658)		—		(5,578,658)
Dividends		—		—		(128,051)		—		(128,051)
Effects of net present value of reserve for well abandonment		—		1,129,200		—		—		1,129,200
Amortization expenses related to debt issuance		(1,362,242)		—		—		—		(1,362,242)
Unrealized foreign exchange loss		118,786,447		1,732,429		2,242,127		—		122,761,003
Interest expense		40,433,528		1,990,573		722,505		—		43,146,606

Funds provided by (used in) operating activities:
Accounts receivable, accounts payable and derivative financial instruments		18,507,862		(123,444,144)		39,440,694		—		(65,495,588)
Inventories		87,232		(1,274,886)		(3,350,653)		—		(4,538,307)
Other assets		(221,682)		(512,683)		(742,232)		—		(1,476,597)
Employee benefits		5,245,729		144,390,987		(117,303,100)		—		32,333,616
Inter-company charges and deductions		(221,454,846)		(31,922,962)		64,809,553		188,568,255		—

Cash flows provided by operating activities		(58,562,740)		(172,540,439)		(3,786,024)		188,654,665		(46,234,538)

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(264,544)		(64,585,095)		5,876,749		—		(58,972,890)
Business aquisitions		—		—		(3,908,781)		—		(3,908,781)
Exploration costs		—		(1,265,879)		—		—		(1,265,879)
(Increase) decrease due to Inter-company investing		(35,809,701)		—		—		35,809,701		—

Cash flows used in investing activities		(36,074,245)		(65,850,974)		1,967,968		35,809,701		(64,147,550)

Financing activities:
Increase in equity of subsidiary entities		26,500,000		—		—		—		26,500,000
Loans obtained from financial institutions		243,011,524		21,771,767		109,141,289		—		373,924,580
Debt payments, principal only		(86,260,319)		(2,273,538)		(92,389,784)		—		(180,923,641)
Interest paid		(36,374,067)		(2,007,011)		(696,018)		—		(39,077,096)
Inter-company increase (decrease) financing		—		223,799,866		664,500		(224,464,366)		—

Cash flows provided by financing activities:		146,877,138		241,291,084		16,719,987		(224,464,366)		180,423,843

Net (decrease) increase in cash and cash equivalents		52,240,153		2,899,671		14,901,931		—		70,041,755
Effects of change in cash value		1,830,519		(2,883,675)		7,953,551		—		6,900,395
Cash and cash equivalents at the beginning of the year		58,461,012		6,630,670		44,277,198		—		109,368,880

Cash and cash equivalents at the end of the period	Ps.	112,531,684	Ps.	6,646,666	Ps.	67,132,680	Ps.	—	Ps.	186,311,030

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

UNAUDITED STATEMENT OF CASH FLOWS

For the period ended June 30, 2015

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated

Operating activities:
Net (loss) income for the year	Ps.	(185,050,599)	Ps.	(183,461,688)	Ps.	3,115,268	Ps.	180,220,663	Ps.	(185,176,356)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		373,655		75,744,604		1,534,141		—		77,652,400

Impairment of wells, pipelines, properties, plant and equipment		—		(3,013,120)		—		—		(3,013,120)
Unsuccessful wells		—		9,517,273		—		—		9,517,273
Disposal of wells, pipelines, properties, plant and equipment		85,163		3,638,706		346,051		—		4,069,920
Profit (loss) sharing in associates		180,346,419		82,034		(1,289,477)		(180,346,420)		(1,207,444)
Dividends		—		—		(171,451)		—		(171,451)
Effects of net present value of reserve for well abandonment		—		611,130		—		—		611,130
Amortization expenses related to debt issuance		(2,095,916)		—		—		—		(2,095,916)
Unrealized foreign exchange loss		45,668,343		1,081,716		1,935,803		—		48,685,862
Interest expense		27,954,003		1,472,253		386,210		—		29,812,466

Funds provided by (used in) operating activities:
Accounts receivable, accounts payable and derivative financial instruments		19,152,759		(85,847,958)		6,066,377		—		(60,628,822)
Inventories		89,320		9,190,592		(5,442,299)		—		3,837,613
Other assets		134,614		(5,461,660)		(586,821)		—		(5,913,867)
Employee benefits		9,001,748		29,830,252		4,282,290		—		43,114,290
Inter-company charges and deductions		(224,063,594)		94,368,655		(4,778,516)		134,473,455		—

Cash flows provided by operating activities		(128,404,085)		(52,247,211)		5,397,576		134,347,698		(40,906,022)

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(303,043)		(96,691,804)		(3,330,475)		—		(100,325,322)
Exploration costs		—		(2,276,346)		—		—		(2,276,346)
Investments in associates		—		—		(30,768)		—		(30,768)
(Increase) decrease due to Inter-company investing		(18,582,653)		—		—		18,582,653		—

Cash flows used in investing activities		(18,885,696)		(98,968,150)		(3,361,243)		18,582,653		(102,632,436)

Financing activities:
Increase in equity of subsidiary entities		10,000,000		—		—		—		10,000,000
Loans obtained from financial institutions		227,569,902		—		778,380		—		228,348,282
Debt payments, principal only		(85,009,192)		(3,268,234)		(9,545,670)		—		(97,823,096)
Interest paid		(24,982,915)		(1,472,835)		(517,132)		—		(26,972,882)
Inter-company increase (decrease) financing		(3,626,448)		156,226,957		329,842		(152,930,351)		—

Cash flows provided by financing activities:		123,951,347		151,485,888		(8,954,580)		(152,930,351)		113,552,304

Net (decrease) increase in cash and cash equivalents		(23,338,434)		270,527		(6,918,247)		—		(29,986,154)
Effects of change in cash value		(16,333)		—		3,272,841		—		3,256,508
Cash and cash equivalents at the beginning of the year		73,002,640		5,407,420		39,578,468		—		117,988,528

Cash and cash equivalents at the end of the period	Ps.	49,647,873	Ps.	5,677,947	Ps.	35,933,062	Ps.	—	Ps.	91,258,882

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 30, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.